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                          November 9, 2023

       Shawn Iadonato, Ph.D.
       Chief Executive Officer
       KINETA, INC./DE
       219 Terry Ave. N., Suite 300
       Seattle, WA 98109

                                                        Re: KINETA, INC./DE
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2023
                                                            File No. 333-275309

       Dear Shawn Iadonato:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kelly Mink